

Mail Stop 3720

January 13, 2009

<u>Via U.S. Mail and Fax</u>
Jay Rifkin
Chief Executive Officer
Digicorp, Inc./China Youth Media, Inc.
4143 Glencoe Avenue, Unit B
Marina Del Ray, CA 90292

> **RE:** **Digicorp, Inc./China Youth Media, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2007**
> **Filed April 16, 2008 and**
> **Forms 10-Q for the periods ended March 31, 2008, June 30, 2008 and**
> **September 30, 2008**
> **Filed May 19, 2008, August 19, 2008, and November 19, 2008,**
> **respectively**
> **File No. 0-33067**

Dear Mr.Rifkin:

We have reviewed your supplemental response letter dated January 9, 2009 as well as your filing and have the following comments. As noted in our comment letter dated November 6, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

<u>Consolidated Interim Financial Statements for the Quarter Ended September 30, 2008</u>
<u>Note 5. Intangible Assets, page 6</u>

1. We note your response to comment 1. It is unclear to us why you do not have, through the Campus Network Agreements among CYN, CYI and YMHK, a controlling financial interest in CYI. Please refer to paragraph 1 of FIN 46R that reads in part: "Paragraph 2 states that 'the usual condition for a controlling financial interest is ownership of the majority voting interest….' However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests." Addressing each factor in paragraph 5 of FIN 46R, tell

us in detail how you concluded that CYI is not a variable interest entity. Also, tell us how you considered Appendix B of FIN 46R in determining whether you (through YMHK) have a variable interest in CYI through the Campus Network Agreements among CYN, CYI and YMHK.

2. Tell us how Xin Tai Hua De is compensated under the Advertising Business Agreement.

3. We note your statement that "CYI…is considered to be self supportive"; please tell us why you consider CYI to be self supportive.

4. We note that CYN owns a 51% equity interest in CYI. Tell us how CYN participates in the profits and losses of CYI.

5. We note that a PRC citizen designated and acceptable to CYN, CYI and YMHK acquired a 49% equity interest in CYI. Tell us how the PRC citizen participates in the profits and losses of CYI. If the PRC citizen owning the 49% interest in CYN does not participate directly in the profits and losses of CYI, tell how the PRC citizen is compensated. Tell us whether the PRC citizen paid consideration to obtain the 49% equity interest in CYI.

6. Please refer to your letter dated November 26, 2008 and your response to comment 1 from our letter dated November 6, 2008. Tell us in more detail how YMBJ and CYI share in the profits generated by the Campus Network. Furthermore, under the terms of the Commercial and Technical Services Agreement, tell us how the amount of the payment to CYI is calculated for each quarter and how the amount paid YMBJ is determined.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director